

December 29, 2010

Randy Hibma
Chief Financial Officer
Genmed Holding Corp.
Rontgenlaan 27
2719 DX Zoetermeer,
The Netherlands, 2719 DX

> **Re: Genmed Holding Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on April 15, 2010**
> **File No. 000-26607**

Dear Mr. Hibma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 10

1.   We note your disclosure that your management and other shareholders have made limited commitments to provide you with additional funds. In your future filings, if these agreements are in writing and are material to you, please file them as exhibits to your Form 10-K or advise.

Cash Flows, page 11

2.   We note your disclosure that net cash provided by financing activities for fiscal year 2009 consisted "primarily of loans provided by an individual related to [your] Chief Executive Officer." In your future filings, please disclose these loans in your related

party transactions section or advise. Refer to Item 404 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note G. Impairment of Medical Registration Rights, page F-12

3.   We note that you impaired your medical registration rights by $6.3 million during
        2009. We further note that you valued the medical registration rights using the
        income approach. Please tell us what specific assumptions were used including the
        basis for each assumption. Additionally, please tell us the expected cash flows for
        each year including fiscal year 2009 and the expected source of the cash flows.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 26

4.   Your disclosure here specifically refers to only a portion of the disclosure controls
        and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is,
        you did not also indicate the portion of the disclosure controls and procedures that are
        designed to ensure that information required to be disclosed in reports filed or
        submitted under the Act is recorded, processed, summarized and reported, within the
        time periods specified in the Commission's rules and forms. Although there is no
        requirement to disclose the full definition, specific reference to only a portion of the
        definition gives the appearance of limiting management's conclusion solely to the
        portion referred to. Please revise all future filings for management's conclusion in
        regard to the company's disclosure controls and procedures as fully defined in
        Exchange Act rules 13a-15(e) and 15d-15(e).

Item 9A(T). Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 26

5.   We note that the management of the Company, specifically your Chief Executive
        Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of
        the your internal control over financial reporting as of December 31, 2009 not
        pursuant to any established framework as required by Exchange Act Rule 13a-15(c).
        Please perform an evaluation of the effectiveness of the your internal control over
        financial reporting as of December 31, 2009using and established framework. Please
        amend your filing to disclose the framework used and to update your conclusion
        regarding the effectiveness of your internal control over financial reporting based
        upon this new evaluation performed using an established framework.

6.   In addition, please consider whether management's failure to perform its evaluation
        of internal control over financial reporting using an established framework impacts
        your conclusion regarding the effectiveness of your disclosure controls and

procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Directors, Executive Officers, Promoters, and Corporate Governance, page 28

7.   In your future filings, please discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 29

8.   We note your disclosure that you have provided summary information of cash and non-cash compensation "paid or accrued by [you] for [your] executive officers in excess of $60,000." In your future filings, please revise to disclose all compensation to your named executive officers. Refer to Item 402(l) of Regulation S-K. In addition, please disclose compensation paid to your directors. Refer to Item 402(r) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 33

9.   In your future filings, please revise your exhibit index to file each exhibit under its appropriate subsection specified in Item 601(b) of Regulation S-K. For example, we note that you have filed your ethics code as exhibit 10.4 instead of filing it in subsection 14. Similarly, your Exhibits 3.9 through 3.12 do not appear to be your articles of incorporation or bylaws. Additionally, please file a list of your subsidiaries as an exhibit to your Form 10-K. Refer to Item 601 of Regulation S-K.

Signatures, page 35

10.   In your future filings, please have your principle executive officer, principle financial officer, your controller or principal accounting officer, and at least the majority of your board of directors sign the annual report in their individual capacities. Refer to General Instruction D to Form 10-K.

Exhibits 31.1 and 31.2

11.   In your future filings, please revise paragraph 3 of Exhibits 31.1 and 31.2 to refer to yourself as the "registrant" instead of the "small business issuer."

General

12.   In future filings, please revise to include disclosure required by Item 201(d) of
        Regulation S-K.

13.   In future filings, please revise to include disclosure regarding your directors'
        independence. Refer to Item 407(a) of Regulation S-K.

14.   In future filings, revise your disclosure to include risk factors. Please refer to Item
        503(c) of Regulation S-K.

15.   In future filings, please revise to disclose whether you consider diversity in
        identifying nominees for directors. Refer to Item 407(c)(2)(vi) of Regulation S-K.

16.   In your future filings, please describe your leadership structure and explain why you
        have determined that your leadership structure is appropriate. Additionally, please
        disclose the board of directors' role in the risk oversight and the effect that this has on
        your leadership function. Please refer to Item 407(h) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at 202-551-3601 for any questions regarding legal matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief